UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 29, 2023, Kazia Therapeutics Limited (the “Company”) issued an ASX announcement titled, “Kazia Therapeutics Announces Acceptance of Late-Breaking Abstract and Oral Presentation of PNOC022 Clinical Data at 2023 Society for Neuro-Oncology Annual Meeting,” announcing that data from an ongoing Phase II study (PNOC022, NCT05009992) of paxalisib, an investigational drug for the treatment of diffuse intrinsic pontine glioma and other diffuse midline gliomas, sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), has been awarded a late breaking oral presentation at the 2023 Society for Neuro-Oncology (SNO) Annual Meeting.

SNO exists to advance multi-disciplinary brain tumour research, education, and collaboration to drive discovery and improve patient care. The 28th Annual Meeting of the Society for Neuro-Oncology will take place from November 15 - 19, 2023 in Vancouver, Canada.

In line with conference publication guidelines, Late-Breaking Abstracts, for which no more than six will be selected, will be made public at 7:00 AM (EST) on the first day of the scientific meeting, Friday, November 17, 2023. A copy of this release is attached hereto as Exhibit 99.1.

The Company hereby incorporates by reference the information contained herein, excluding Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated September 29, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 29 September 2023